UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP PRIVATE EQUITY, LLC
(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE EQUITY, LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert Collins
Partners Group Private Equity, LLC
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
(212) 908-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

March 31, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $29,600,000 (a) Amount of Filing Fee: $3,760.82 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $128.80 per $1,000,000 on the first $25,500,000 of the Transaction Valuation and $116.20 per $1,000,000 on the next $4,100,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,284.40

Form or Registration No.:  SC TO-I

Filing Party:  Partners Group Private Equity, LLC

Date Filed:  March 31, 2014

Amount Previously Paid:  $476.42

Form or Registration No.:  SC TO-I/A

Filing Party:  Partners Group Private Equity, LLC

Date Filed:  December 16, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 31, 2014 by Partners Group Private Equity, LLC  (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units”) in the Fund in an aggregate amount up to $25,500,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 31, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on April 25, 2014.

2.   As of April 25, 2014, one hundred four (104) Members validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of June 30, 2014 in the amount of $29,508,731.

4.   The payment of the purchase price of the Units or portions of Units tendered was made in the form of promissory notes issued to each of the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.  The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer.  Eleven (11) Members, whose tenders were accepted for purchase by the Fund, did not tender their entire Units in the Fund, therefore, pursuant to the promissory notes issued to the Members, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Units tendered.  Cash payments in the amount of the unaudited net asset value of the units tendered were wired to the accounts designated by such Members in their Letters of Transmittal on July 24, 2014.  Twelve (12) Members, whose tenders were accepted for purchase by the Fund, tendered their entire Units in the Fund.  The proceeds were invested into an affiliated fund.  Eighty-one (81) Members, whose tenders were accepted for purchase by the Fund, tendered their entire Units in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid the Members at least 95% of the Members’ unaudited net asset value of the Units tendered (the "Initial Payment"). The Fund will pay the Members a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Units tendered and purchased as of June 30, 2014 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit.  The Fund expects that the audit will be completed by the end of May 2015.  Initial Payments in the amount of at least 95% of the Members’ unaudited net asset value of the Units tendered were wired to the accounts designated by such Members in their Letters of Transmittal on July 24, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE EQUITY, LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

December 17, 2014